Exhibit 99.1

Metalpha Reports Breakthrough in Total Assets for FY2026 Amidst Market Volatility

2026/08/06

HONG KONG, Aug. 6, 2026 /PRNewswire/ -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), through its subsidiaries, is a global leading provider of blockchain and trading technology solutions, with a strong emphasis on the digital asset ecosystem. The Company today announced its audited financial results for the fiscal year ended March 31, 2026.

FY2026 Annual Results Highlights

For the fiscal year ended March 31, 2026, Metalpha demonstrated remarkable resilience in a challenging and volatile market. The Company achieved a revenue of $37.1 million and maintained continuous profitability. The Company’s total assets nearly doubled to $485.6 million, underscoring its massive business scale and deep liquidity reserves.

By leveraging diversified structured derivative solutions and rigorous hedging and liquidity strategies, the Company effectively managed risk exposures while delivering stable, risk-adjusted solution for its clients.

“Fiscal year 2026 was a testament to our resilience and strategic foresight,” said Adrian Wang, CEO of Metalpha. “Despite industry-wide volatility, our robust hedging strategies and diverse product offerings successfully mitigated downside risk for our clients and helped them achieve enhanced return of their investments. Furthermore, our increased investment in top talent and core team expansion is a deliberate, forward-looking move. We are building a world-class team and a fortified compliance infrastructure to capture the immense opportunities ahead and deliver long-term value to our shareholders.”

The Company filed its annual report on Form 20-F for the fiscal year ended March 31, 2026 (the “2026 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) on Aug 6, 2026. The 2026 Annual Report contains the Company’s audited financial statements for the fiscal year ended March 31, 2026, and is available on the SEC’s website at www.sec.gov.

About Metalpha

Metalpha Technology Holding Limited (NASDAQ: MATH) is a global leading provider of blockchain and trading technology solutions, with a strong emphasis on the digital asset ecosystem. At the core of our operations is a principal-based proprietary trading model, where we engage in strategic, own-account trading of cryptocurrencies and other digital assets. We complement this with highly customized blockchain-related technology solutions and services. With extensive blockchain and traditional fintech expertise, we are dedicated to delivering state-of-the-art technological solutions, including digital asset related management systems, hedging infrastructures, liquidity solutions and institutional grade architectures. We offer highly customized, one-stop solutions to help our customers grow their businesses and are committed to strengthening our position as one of the largest gateways to digital assets in Asia.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.